Contact

www.linkedin.com/in/robb-finnemore-bbab3420 (LinkedIn)

Top Skills

Working with Investors

Venture Capital

Financial Modeling

Publications

Rejuvant®, a potential life-extending compound formulation with alpha-ketoglutarate and vitamins, conferred an average 8 year reduction in biological aging, after an average of 7 months of use, in the TruAge DNA methylation test

Sub-Saharan Africa Power Outlook

Robb Finnemore

Chief Financial Officer at SenoGuard Inc

Metro Jacksonville

Summary

Chief Financial Officer with experience in Early Stage Bioscience, Global Infrastructure, Investment Banking, Private Equity and Public Accounting. Skilled in Corporate Development, Mergers & Acquisitions, Debt and Equity Capital Markets, Financial Reporting, Financial Planning & Analysis and Financial Modeling. Strong focus on ethics and governance. Postgraduate Degree focused on Finance & Business from Rhodes University and Certificate in Energy Innovation and Emerging Technologies from Stanford University.

Experience

SenoGuard Inc

Chief Financial Officer

August 2024 - Present (8 months)

Ponce De Leon Health

Chief Financial Officer

May 2018 - May 2024 (6 years 1 month)

Jacksonville, Florida Area

Ponce De Leon Health is a VC backed company committed to extending human healthspan - the healthy years of living. In conjunction with the Buck Institute for Research on Aging, the Company has developed a formulation, comprising GRAS (Generally Regarded As Safe) components, which has been shown to significantly increase healthspan and lifespan in the mammal model.

Mas Energy, LLC

Vice President, Finance

June 2015 - April 2018 (2 years 11 months)

Jacksonville, Florida Area

Mas Energy develops, owns and operates energy systems around the world. With more than 70 years of combined energy-development experience, we structure highly complex projects and transactions that mitigate risk and drive

returns for some of the world's largest companies, investors, utilities and other energy buyers.

Our focus is on renewable and clean energy -- including wind, landfill gas, combined heat and power, geothermal, and district energy -- as well as delivering critical energy systems in developing countries. Our approach centers on turnkey project development and long-term ownership and operation, ensuring investors and clients of true single-source accountability, reliability and, ultimately, greater value.

Healogics, Inc.
Director of Finance
December 2013 - May 2015 (1 year 6 months)

Independent consultancy
Corporate finance consultant
December 2011 - December 2013 (2 years 1 month)

KPMG
Senior manager
January 2009 - December 2011 (3 years)
Johannesburg Area, South Africa; Nelson Mandela Bay

Rand Merchant Bank
Investment Banking Executive
1998 - 2006 (8 years)
Johannesburg Area, South Africa

Deloitte Johannesburg
Senior Auditor
1995 - 1997 (2 years)

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Education

Stanford University
Certificate in Energy Innovation and Emerging Technologies · (2014 - 2014)

Public Accountants and Auditors Board
Chartered Accountant (SA), Accounting, Tax and Auditing · (1996 - 1996)

Rhodes University

Postgraduate Degree, Accounting and Business/Management · (1994 - 1994)

Rhodes University

Bachelor of Commerce (B.Com.), Business & Finance · (1991 - 1993)